SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NEXTIER OILFIELD SOLUTIONS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65290C105

(CUSIP Number)

Matt D. Wilks

C/O Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 65290C105

1	NAMES OF REPORTING PERSONS Dan Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,564,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,564,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,564,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Percent of class is calculated based on 215,750,574 shares of NexTier Oilfield Solutions, Inc. (“Issuer”) common stock, par value $0.01 per share (“Common Stock”), outstanding as of August 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2021.

CUSIP No. 65290C105

1	NAMES OF REPORTING PERSONS Staci Wilks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,564,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,564,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,564,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Percent of class is calculated based on 215,750,574 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 5, 2021.

CUSIP No. 65290C105

1	NAMES OF REPORTING PERSONS THRC Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,564,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,564,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,564,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Percent of class is calculated based on 215,750,574 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 5, 2021.

CUSIP No. 65290C105

1	NAMES OF REPORTING PERSONS THRC Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,564,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,564,980

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,564,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Percent of class is calculated based on 215,750,574 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on August 5, 2021.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2021 (the “Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.01 per share (the “Common Stock”) of NexTier Oilfield Solutions, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

The source of funds for purchases of Common Stock by the Reporting Persons was working capital of THRC Holdings, LP. All such shares of Common Stock, including Common Stock acquired between the date of the Schedule 13D and this Amendment, were acquired by the Reporting Persons through open market transactions.

The information set forth in Item 5 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a), (b) and (c) as follows:

(a)—(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 16,564,980 shares of Common Stock, representing 7.68% of the 215,750,574 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021.

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 16,564,980 shares of Common Stock. THRC Holdings beneficially owns 16,564,980 shares of Common Stock, representing 7.68% of the issued and outstanding shares of Common Stock. THRC Management, as General Partner of THRC Holdings, has exclusive voting and investment power over the shares of Common Stock held by THRC Holdings, and therefore may be deemed to share beneficial ownership of such shares. Dan Wilks, as sole Manager of THRC Management, together with his spouse, Staci Wilks, who share the same household, may be deemed to exercise voting and investment power over the shares of Common Stock directly owned by THRC Holdings and therefore may be deemed to share beneficial ownership of such shares.

(c) The information set forth in Item 3 of this Amendment is incorporated herein by reference.

The transactions in the shares of Common Stock by the Reporting Persons during the past sixty (60) days are set forth on Schedule I hereto which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2021

/s/ Dan Wilks
Dan Wilks

/s/ Staci Wilks
Staci Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

Schedule I

Transactions in shares of Common Stock During the Past Sixty (60) Days

Nature of Transaction	Securities Purchased/Sold	Price Per Share ($)	Date of Purchase / Sale
Purchase of Common Stock	851,121	3.88	8/6/2021
Purchase of Common Stock	1,655,746	3.89	8/6/2021
Purchase of Common Stock	137,900	5.00	7/16/2021
Purchase of Common Stock	1,687,900	2.50	7/16/2021
Purchase of Common Stock	200	5.00	7/15/2021
Purchase of Common Stock	33,900	5.00	7/14/2021
Purchase of Common Stock	60,848	4.41	7/8/2021